UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

National Research Corporation
(Name of Issuer)

Class B Common Stock, $.001 par value
(Title of Class of Securities)

637372301
(CUSIP Number)

Patrick E. Beans
Amandla LLC
709 Pier 2
Lincoln, NE 68528
402-440-2768
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 637372301

1		NAME OF REPORTING PERSONS Patrick E. Beans, as the Special Holdings Direction Adviser under the Amandla MK Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,884,205
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,884,205
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,884,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 637372301

1		NAME OF REPORTING PERSONS Amandla MK Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,884,205
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,884,205
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,884,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.2%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 637372301

Item 1.                          Security and Issuer.

This statement relates to shares of the Class B Common Stock, par value $.001 per share (the “Class B Common Stock”), of National Research Corporation, a Wisconsin corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1245 “Q” Street, Lincoln, Nebraska 68508.

Item 2.                          Identity and Background.

(a)            This Schedule 13D is being filed jointly by the parties identified below.

•	Patrick E. Beans, as Special Holdings Direction Adviser under the Amandla MK Trust (the “Adviser”).

•	Amandla MK Trust (the “Trust”).

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.

(b)            The principal business address of the Adviser is c/o Amandla LLC, 709 Pier 2, Lincoln, NE 68528.  The principal business address of the Trust is c/o The Brynn Mawr Trust Company of Delaware, 20 Montchanin Road, Suite 100, Greenville, Delaware 19807.

(c)            The principal occupation of the Adviser is a financial manager.

(d)            None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            The Adviser is a citizen of the United States of America.  The Trust is governed by the laws of the state of Delaware.

CUSIP No. 637372301

Item 3.                          Source and Amount of Funds or Other Consideration.

On January 25, 2018, the Trust received an indirect gift of 281,806 shares of the Issuer’s Class B Common Stock from Michael D. Hays, the founder and Chief Executive Officer of the Issuer, for no consideration.

On January 25, 2018, the Trust also indirectly acquired 1,602,399 shares of Class B Common Stock (the “Purchased Shares”) in a private purchase under the terms of a Purchase and Sale Agreement between Michael D. Hays and the Trust, Patrick Beans as Trustee and Adviser, and The Bryn Mawr Trust Company of Delaware, as Administrative Trustee, a copy of which is attached hereto as Exhibit 2.  The consideration for the Purchased Shares was the issuance and delivery by the Trust of a promissory note of $62,548,000, a copy of which is attached hereto as Exhibit 3.

Item 4.                          Purpose of Transaction.

The Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except (1) in the future, Michael D. Hays intends to sell or otherwise transfer, directly or indirectly, all of his shares of the Issuer’s Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), to the Trust; (2) all of the Reporting Persons’ shares of stock of the Issuer, as well as shares held by Mr. Hays and other trusts established by Mr. Hays, are covered by one or more resale registration statements of the Issuer; (3) as announced by the Issuer on December 13, 2017, the Issuer intends to consummate a recapitalization plan pursuant to which each share of Class B Common Stock will be exchanged for one share of Class A Common Stock plus $19.59 in cash and which will result in the Class B Common Stock being delisted from trading on the Nasdaq Stock Market and being deregistered under the Securities Exchange Act of 1934, as amended; and (4) the Adviser has informed the Issuer that, in consideration of prudent investment strategies, including diversification, and given the change in the willingness of the beneficiary families to dispose of shares of the Issuers stock, the Adviser is willing to explore transactions that would result in a disposition of the shares held by the Trust, with a preference for transactions that would value the shares on the basis of a controlling interest.

Item 5.                          Interests in Securities of the Issuer.

(a)            Set forth below is the aggregate number and percentage of outstanding shares of Class B Common Stock owned beneficially by each Reporting Person named in Item 2 (based on 3,540,857 shares of Class B Common Stock outstanding as of January 19, 2018):

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Trust and Adviser	1,884,205	53.2%

The Adviser is the Special Holdings Direction Adviser under the Trust and may be deemed to have sole voting and dispositive power with regard to the shares of Class B Common Stock held by the Trust.

(b)        The Adviser has sole voting and dispositive power of the Class B Common Stock beneficially owned by the Trust for the reasons described in Item 5(a).

CUSIP No. 637372301

(c)        The following transactions in the Class B Common Stock have occurred during the past 60 days by the Reporting Persons:

Name	Trade Date	Number of Shares Acquired	Price Per Share	Where and How Transaction was Effected
Trust and Adviser	1/25/2018	281,806	$0	Gift
Trust and Adviser	1/25/2018	1,602,399	$39.03*	Private purchase
*Reflects certain applied discounts.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, the Purchased Shares were acquired in a private sale under the terms of a Purchase and Sale Agreement, effective as of January 25, 2018, between Michael D. Hays and the Trust, Patrick Beans as Trustee and Adviser, and The Bryn Mawr Trust Company of Delaware, as Administrative Trustee, a copy of which is attached hereto as Exhibit 2, and were paid for by the issuance and delivery of a promissory note, a copy of which is attached hereto as Exhibit 3.

Pursuant to the terms of the Trust, the Adviser has exclusive management authority and responsibility for the shares of stock of the Issuer held by the Trust.

Other than the foregoing agreements and arrangements, and the Joint Filing Agreement filed as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement

2	Purchase and Sale Agreement

3	Promissory Note

CUSIP No. 637372301

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            February 2, 2018

/s/ Patrick E. Beans
Patrick E. Beans, as the Special Holdings Direction Adviser

AMANDLA MK TRUST

By:        /s/ Patrick E. Beans
Patrick E. Beans, Trustee